First Capital Bancorp, Inc.

4222 Cox Road, Suite 200

Glen Allen, Virginia 23060

June 11, 2007

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

RE:	First Capital Bancorp, Inc.

Registration Statement on Form SB-2, as amended

File No. 333-141312

Ladies and Gentlemen:

First Capital Bancorp, Inc. (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement on Form SB-2 under the Securities Act of 1933, as amended (the “Registration Statement”), be accelerated so that it will become effective at 2:00 p.m., Washington, D.C. time, on Wednesday, June 13, 2007, or as soon thereafter as practicable.

The Company acknowledges that:

•

should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

FIRST CAPITAL BANCORP, INC.

By:  /s/  Robert G. Watts, Jr.

Robert G. Watts, Jr., President and CEO

cc:	Dwight F. Hopewell, Esq.

Mr. Gary S. Penrose